RedCloud Holdings plc

50 Liverpool Street

London, EC2M 7PY

United Kingdom

VIA EDGAR

January 22, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jenna Hough and Mara Ransom

Re:	RedCloud Holdings plc
Amendment No. 1 to Registration Statement on Form F-1
Filed January 13, 2024
File No. 333-283012

Dear Ms. Mara and Ms. Ransom:

RedCloud Holdings plc (the “Company,” “we,” “our” or “us”) hereby submits its response to the comment letter received from the staff (the “Staff”, “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”), dated January 21, 2025, regarding the Company’s Amendment No. 1 to Registration Statement on Form F-1 (the “Registration Statement”) submitted to the Commission on January 13, 2024. Changes to such Registration Statement have been incorporated into a Registration Statement, which is being submitted concurrently with the submission of this response letter.

For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed each comment with the Company’s response.

Amendment No. 1 to Registration Statement on Form F-1

Recent Developments

2023 vs 2024 Comparison, page 7

1.	Please remove your statement that readers should not place undue reliance on your preliminary estimates, as investors should be able to rely on the information presented.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on page [7] of the Registration Statement to remove the statement that readers should not place undue reliance on your preliminary estimates, as investors should be able to rely on the information presented.

Dilution, page 38

2.	Please disclose your calculation of pro forma net tangible book value per ordinary share.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on page [38] of the Registration Statement to disclose its calculation of pro forma net tangible book value per ordinary share.

Index to Financial Statements, page F-1

3.	Please update your audited financial statements to include the fiscal year ended December 31, 2024 or provide as an exhibit the relevant representation as allowed under Item 2 within Instructions to Item 8.A.4 of Form 20-F.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has provided as Exhibit 99.7 to the Registration Statement the relevant representation as allowed under Item 2 within Instructions to Item 8.A.4 of Form 20-F.

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact our legal counsel, Justin Grossman, Esq., of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Sincerely,

By:	/s/ Justin Floyd
Name:	Justin Floyd
Title:	Chief Executive Officer

cc:	Justin Grossman, Esq.